As filed with the Securities and Exchange Commission on June 18, 2007
Registration No. 333-131029

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
on Form S-8
to
Form S-1
REGISTRATION STATEMENT
(Including Registration of Shares for Resale
under a Form S-3 Prospectus)
under
THE SECURITIES ACT OF 1933

LIGAND PHARMACEUTICALS INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware	10275 Science Center Drive San Diego, California 92121	77-0160744

(State of Incorporation)	(Address of Principal Executive Offices)	(I.R.S. Employer Identification No.)

Ligand Pharmaceuticals Incorporated 2002 Stock Incentive Plan
Ligand Pharmaceuticals Incorporated 2002 Employee Stock Purchase Plan
(Full Title of the Plans)

John L. Higgins
President and Chief Executive Officer
Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, California 92121
(858) 550-7500
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)
Copies to:
Scott N. Wolfe, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130
(858) 523-5400
Calculation of Registration Fee

	Proposed		Proposed	Maximum
	Number of		Maximum	Amount of
	Shares to be		Offering Price	Aggregate	Registration
Title of Securities to be Registered	Registered		Per Share	Offering Price	Fee
Common Stock, $0.001 par value	6,001,556 (1	) (2)	N/A	N/A	N/A (3)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement shall also cover any additional shares of common stock which become issuable under the above-named plans by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant’s outstanding shares of common stock.

(2)	This Post-Effective Amendment No. 2 on Form S-8 to Form S-1 Registration Statement covers up to 6,001,556 shares of common stock, par value $0.001 per share of Ligand Pharmaceuticals Incorporated (“Ligand”), all of which were originally registered on Ligand’s Registration Statement on Form S-1 (File No. 333-131029), as amended, initially filed with the Securities and Exchange Commission on January 13, 2006, to which this Post-Effective Amendment No. 2 relates (the “Form S-1 Registration Statement”).

(3)	Not applicable. All filing fees payable in connection with the registration of these securities were paid in connection with the Form S-1 Registration Statement.

EXPLANATORY NOTE
     Ligand hereby amends the Form S-1 Registration Statement by filing this Post-Effective Amendment No. 2 on Form S-8 to Form S-1 Registration Statement, in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), relating to up to (A) 5,834,820 shares of common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, (B) 117,177 shares of common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and (C) 49,559 shares of common stock which may be offered from time to time by the selling stockholders identified on page 12 of this prospectus for their own accounts (the “Selling Stockholder Shares”). Each of the selling stockholders named in the prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. As of the date of this filing, none of the selling stockholders identified on page 12 of this prospectus has notified Ligand of an intention to sell any Selling Stockholder Shares.
     Ligand filed the Form S-1 Registration Statement at a time when Ligand was not eligible to file a registration statement on Form S-8 to register shares of common stock. However, as of the date of this filing, Ligand is eligible to file a registration statement on Form S-8 and has opted to file this Post-Effective Amendment No. 2 on Form S-8 to the Form S-1 Registration Statement for the purpose of converting the Form S-1 Registration Statement into a registration statement on Form S-8. This filing simply continues the registration of those shares previously registered on the Form S-1 Registration Statement, and does not register any additional shares.
     Under cover of this registration statement on Form S-8 is a prospectus of Ligand prepared in accordance with Part I of Form S-3 under the Securities Act. This prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales by the selling stockholders on a continuous or delayed basis in the future of the Selling Stockholder Shares, which have been issued prior to the filing of this registration statement.
PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
     Ligand will send or give the documents containing the information specified in Part I of Form S-8 to employees as specified by the Securities and Exchange Commission Rule 428(b)(1) under the Securities Act. Ligand does not need to file these documents with the Securities and Exchange Commission either as a part of the registration statement or as prospectuses or prospectus supplements under Rule 424 of the Securities Act.

PROSPECTUS
LIGAND PHARMACEUTICALS INCORPORATED
6,001,556 Shares
Common Stock, par value $0.001 per share

     This prospectus relates to the offer and sale of up to 49,559 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 12 of this prospectus for their own accounts (the “Selling Stockholder Shares”). Each of the selling stockholders named in the prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan.
     It is anticipated that the selling stockholders will offer shares for sale at prevailing prices on the date of sale or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling stockholders will be borne by that selling stockholder. As of the date of this filing, none of the selling stockholders identified on page 12 of this prospectus has notified Ligand of an intention to sell any Selling Stockholder Shares.
     Among the shares of common stock there are shares which are “restricted securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under this prospectus. This prospectus has been prepared in part for the purpose of registering the shares of common stock under the Securities Act to allow for future sales by the selling stockholders, on a continuous or delayed basis, to the public without restriction. Each selling stockholder and any participating broker or dealer may be deemed to be an “underwriter” within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholder and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.
     Our common stock is traded on the Nasdaq Global Market under the symbol “LGND.” On June 15, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $6.86 per share.

     Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on Page 4 of this prospectus.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 18, 2007

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY
The Company
     We are an early-stage biotech company that focuses on discovering and developing new drugs that address critical unmet medical needs in the areas of thrombocytopenia, cancer, hepatitis C, hormone-related diseases, osteoporosis and inflammatory diseases. We strive to develop drugs that are more effective and/or safer than existing therapies, that are more convenient to administer and that are cost effective. We plan to build a profitable company by generating income from research, milestone, royalty and co-promotion revenues resulting from our collaborations with pharmaceutical partners.
     In October 2006, we completed the sale of our oncology product line to Eisai Co., LTD (Tokyo) and Eisai Inc. (New Jersey) for approximately $205.0 million. Of this amount, $185.0 million was received in cash and $20.0 million was funded into an escrow account to support any indemnification claims made by Eisai following the closing of the sale. Such cash proceeds are exclusive of transaction fees and costs. The sale included our four marketed oncology drugs: ONTAK, Targretin capsules, Targretin gel and Panretin gel. In addition, certain of our employees were offered employment by Eisai.
     In February 2007, we completed the sale of our AVINZA product line to King Pharmaceuticals, Inc (“King”). We received $280.4 million in net cash proceeds at the closing from King which is net of $15.0 million that was funded into an escrow account to support any indemnification claims made by King following the closing of the sale. The net cash amount represents a purchase price of $246.3 million which includes certain inventory-related adjustments, plus approximately $49.1 million in reimbursement of payments to Organon and others. Such net cash proceeds are exclusive of transaction fees and costs. We have now completed the sale of our commercial businesses, thus allowing us to focus our business strategy on a targeted internal research and development effort. We have what we believe are promising products through our internal development programs, including the potential of LGD-4665, which is currently in clinical development.
     We have formed research and development collaborations for our products with numerous global pharmaceutical companies with ongoing clinical programs at GlaxoSmithKline, Wyeth, Pfizer Inc. and TAP Pharmaceutical Products, Inc. (“TAP”). These partnered products are being studied for the treatment of large market indications such as thrombocytopenia, osteoporosis, menopausal symptoms and frailty.
     Eltrombopag (Promacta), a small-molecule TPO mimetic, is being developed by GlaxoSmithKline for thrombocytopenia. Eltrombopag (Promacta) advanced to Phase III in February 2006, in patients with Immune Thrombocytopenic Purpura. Additional Phase I and II studies are ongoing in patients with hepatitis C and chemotherapy-induced thrombocytopenia.
     Wyeth is developing bazedoxifene (Viviant) as a monotherapy for osteoporosis and Aprela which is bazedoxifene in combination with Wyeth’s PREMARIN for osteoporosis prevention, and vasomotor symptoms of menopause. Wyeth filed an NDA for bazedoxifene (Viviant) in June 2006. Another partnered product, lasofoxifene (Oporia), is being developed by Pfizer for osteoporosis and vaginal atrophy. Pfizer filed an NDA with the FDA in August 2004 for the use of lasofoxifene (Oporia) in the prevention of osteoporosis and then filed a supplemental NDA in December 2004 for the use of lasofoxifene (Oporia) in the treatment of vaginal atrophy. In September 2005 and February 2006, respectively, Pfizer announced the receipt of non-approvable letters from the FDA for both indications. However, lasofoxifene (Oporia) continues in Phase III clinical trials by Pfizer for the treatment of osteoporosis.
     In June 2005, GlaxoSmithKline commenced Phase I studies of SB-559448, a second product for thrombocytopenia and in April 2005, TAP commenced Phase I studies for LGD-2941 for the treatment of osteoporosis and frailty.
     Internal and collaborative research and development programs are built around our proprietary science technology, which is based on our leadership position in gene transcription technology. LGD-4665 as well as our partnered products currently in human development, are modulators of gene transcription, working through key cellular or intracellular receptor targets discovered using our IR technology.

General
     The address of our principal executive office is 10275 Science Center Drive, San Diego, California 92121, and our telephone number is (858) 550-7500. We maintain a corporate website at http:\\www.ligand.com. The contents of our website are not part of this prospectus.
The Offering
     This prospectus relates to the offer and sale of up to 49,559 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 12 of this prospectus for their own accounts (the “Selling Stockholder Shares”). Each of the selling stockholders named in the prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan.
     It is anticipated that the selling stockholders will offer shares for sale at prevailing prices on the date of sale or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling stockholders will be borne by that selling stockholder. As of the date of this filing, none of the selling stockholders identified on page 12 of this prospectus has notified Ligand of an intention to sell any Selling Stockholder Shares.
     The shares which the selling stockholders are offering are already issued and outstanding and the resale of these shares by the selling stockholders will not affect the total number of outstanding shares.
     Our common stock is traded on the Nasdaq Global Market under the symbol “LGND.”

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
     This prospectus contains predictions, estimates and other forward looking statements that involve a number of risks and uncertainties, including those discussed in the section entitled “Risk Factors.” This outlook represents our current judgment on the future direction of our business. These statements include those related to our restructuring process, AVINZA royalty revenues, product returns, product development, our 2005 restatement, and material weaknesses or deficiencies in internal control over financial reporting. Actual events or results may differ materially from our expectations. For example, there can be no assurance that our recognized revenues or expenses will meet any expectations or follow any trend(s), that our internal control over financial reporting will be effective or produce reliable financial information on a timely basis, or that our restructuring process will be successful or yield preferred results. We cannot assure you that we will be able to successfully or timely complete our restructuring, that we will receive expected AVINZA royalties to support our ongoing business, or that our internal or partnered pipeline products will progress in their development, gain marketing approval or success in the market. In addition, our ongoing SEC investigation may have an adverse effect on us. Such risks and uncertainties, and others, could cause actual results to differ materially from any future performance suggested. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date of this prospectus. This caution is made under the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended.
     The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects which factors constitute the material risks related to an investment in our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISK FACTORS
     In addition to the other information contained herein, potential investors should carefully consider the following risk factors in evaluating our company.
Failure to timely or successfully restructure our business could have adverse consequences for the Company.
     We completed the sale of our commercial businesses in February 2007. In connection with these sales we are also restructuring our remaining businesses, principally our research and development including the consolidation of our staff and facilities. If we are unable to successfully and timely complete this restructuring, our remaining assets could lose value, we may not be able to retain key employees, we may not have sufficient resources to successfully manage those assets or our business, and we may not be able to perform our obligations under various contracts and commitments. Any of these could have substantial negative impacts on our business and our stock price.
We are substantially dependent on AVINZA royalties for our revenues.
     We recently completed the sale of our two commercial product lines, oncology and pain, which in recent years provided substantially all of our continuing revenue. In each sale we received a one-time upfront cash payment. The consideration for the sale of the pain (AVINZA) franchise also included royalties that we will receive in the future from sales of AVINZA by King Pharmaceuticals, Inc., who acquired the AVINZA rights from us. These consist of a 15% royalty on AVINZA sales for the first 20 months, and then royalty payments ranging from 5-15% of AVINZA sales, depending on the level of total annual sales. These royalties represent and will represent substantially all of our ongoing revenue for the foreseeable future. Although we may also receive royalties and milestones from our partners in various past and future collaborations, the amount of revenue from these royalties and milestones is unknown and highly uncertain.
     Thus, any setback that may occur with respect to AVINZA could significantly impair our operating results and/or reduce the market price for our securities. Setbacks could include problems with shipping, distribution, manufacturing, product safety, marketing, government licenses and approvals, intellectual property rights, competition with existing or new products and physician or patient acceptance of the product, as well as higher than expected total rebates, returns or discounts.
     AVINZA was licensed from Elan Corporation which is its sole manufacturer. Any problems with Elan’s manufacturing operations or capacity could reduce sales of AVINZA, as could any licensing or other contract disputes with Elan, raw materials suppliers, or others.
     Similarly, King’s AVINZA sales efforts could be affected by a number of factors and decisions regarding its organization, operations, and activities as well as events both related and unrelated to AVINZA. Historically, AVINZA sales efforts, including our own and our prior co-promotion partners, have encountered a number of difficulties, uncertainties and challenges, including sales force reorganizations and lower than expected sales call and prescription volumes, which have hurt and could continue to hurt AVINZA sales growth. AVINZA could also face stiffer competition from existing or future pain products. The negative impact on the product’s sales growth in turn may cause our royalties, revenues and earnings to be disappointing.
     AVINZA sales also may be susceptible to higher than expected discounts (especially PBM/GPO rebates and Medicaid rebates, which can be substantial), returns and chargebacks and/or slower than expected market penetration that could reduce sales. Other setbacks that AVINZA could face in the sustained-release opioid market include product safety and abuse issues, regulatory action, intellectual property disputes and the inability to obtain sufficient quotas of morphine from the Drug Enforcement Agency (“DEA”) to support production requirements.
     In particular, with respect to regulatory action and product safety issues, the FDA previously requested expanded warnings on the AVINZA label to alert doctors and patients to the dangers of using AVINZA with alcohol. Changes were made to the label, however, the FDA also requested clinical studies to investigate the risks associated with taking AVINZA with alcohol. Any additional warnings, studies and any further regulatory action could have significant adverse effects on AVINZA sales.

Significant returns of products we sold prior to selling our commercial businesses could harm our operating results.
     Under our agreements to sell our commercial businesses, we remain financially responsible for returns of our products sold before those businesses were transferred to their respective buyers. Thus if returns of those products are higher than expected, we could incur substantial expenses for processing and issuing refunds for those returns which, in turn, could hurt our financial results. The amount of returns could be affected by a number of factors including ongoing product demand, product rotation at distributors and wholesalers, and product stability issues.
Return from any dividend is speculative; you may not receive a return on your securities.
     In general, we intend to retain any earnings to support the expansion of our business. We have paid a special dividend of a substantial portion of the net proceeds from our product line asset sales. However, other than this special dividend, we do not anticipate paying cash dividends on any of our securities in the foreseeable future. Any returns you receive from our stock will be highly dependent on increases in the market price for our securities, if any. The price for our common stock has been highly volatile and may decrease.
We will have continuing obligations to indemnify the buyers of our commercial businesses, and may be subject to other liabilities related to the sale of our commercial product lines.
     In connection with the sale of our AVINZA product line, we have agreed to indemnify King for a period of 16 months after the closing for a number of specified matters including the breach of our representations, warranties and covenants contained in the asset purchase agreement, and in some cases for a period of 30 months following the closing of the asset sale. In addition, we have agreed to indemnify Eisai, the purchaser of our oncology product line, after the closing of the asset sale, for damages suffered by Eisai arising for any breach of any of the representations, warranties, covenants or obligations we have made in the asset purchase agreement. Our obligation to indemnify Eisai survives the closing in some cases up to 18 or 36 months following the closing, and in other cases, until the expiration of the applicable statute of limitations. In a few instances, our obligation to indemnify Eisai survives in perpetuity. Under our agreement with King, $15.0 million of the total upfront cash payment was deposited into an escrow account to secure our indemnification obligations to King following the closing. Similarly, our agreement with Eisai required that $20.0 million of the total upfront cash payment be deposited into an escrow account to secure our indemnification obligations to Eisai after the closing.
     Our indemnification obligations under the asset purchase agreements could cause us to be liable to King or Eisai under certain circumstances, in excess of the amounts set forth in the escrow accounts. The AVINZA asset purchase agreement also allows King, under certain circumstances, to set off indemnification claims against the royalty payments payable to us. Under the asset purchase agreements, our liability for any indemnification claim brought by King and Eisai is generally limited to $40.0 million and $30.0 million, respectively. However, our obligation to provide indemnification on certain matters is not subject to these indemnification limits. For example, we agreed to retain, and provide indemnification without limitation to King, for all liabilities arising under certain agreements with Cardinal Health PTS, LLC related to the manufacture of AVINZA. Similarly, we agreed to retain, and provide indemnification without limitation to Eisai, for all liabilities related to certain claims regarding promotional materials for the ONTAK and Targretin drug products. We cannot predict the liabilities that may arise as a result of these matters. Any liability claims related to these matters or any indemnification claims made by King or Eisai could materially and adversely affect our financial condition.
     We may also be subject to other liabilities related to the products we recently sold. For example, we received a letter in March 2007 from counsel to the Salk Institute for Biological Studies alleging that we owe The Salk Institute royalties on prior sales of Targretin as well as a percentage of the amounts received from Eisai. Salk alleges that they are owed at least 25% of the consideration paid by Eisai for that portion of our oncology product line and associated assets attributable to Targretin. In an April 11, 2007 request for mediation, Salk repeated these claims and asserted additional claims that allegedly increase the amount of royalty buy-out payments. The Company intends to vigorously oppose any claim that Salk may bring for payment related to these matters. Also, the Company recorded approximately $7.2 million in transaction fees and other costs associated with the sale of AVINZA to King. This amount includes approximately $3.6 million for investment banking services and related expenses which have not yet been paid. The Company is disputing that these fees are owed to the investment banking firm. The investment banking firm has filed suit against the Company in New York on April 17, 2007 seeking recovery of these fees, plus interest, attorneys’ fees and costs. Also, as previously disclosed, in connection with the AVINZA sale transaction, King assumed our obligation to make payments to Organon based on net sales of AVINZA (the fair value of which approximated $93.2 million as of February 26, 2007). As Organon has not consented to the legal assignment of the co-promote termination obligation from us to King, we remain liable to Organon in the event of King’s default of this obligation. Any successful claim brought against us by Salk, the investment banking firm mentioned above or others or any requirement to pay a material amount to Organon in the event of King’s default on its assumed obligation to Organon could cause our stock price to fall and could decrease our cash or otherwise adversely affect our business.
Our product development involves a number of uncertainties, and we may never generate sufficient revenues from the sale of products to become profitable.
     We were founded in 1987. We have incurred significant losses since our inception. At March 31, 2007, our accumulated deficit was approximately $588.9 million. We began generating commercial product revenues in 1999; however, we completed the sale of all of our commercial products in February 2007 and are now focused on our product development pipeline.
     Most of our products in development will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the products we are developing or those being developed with our partners will be approved for marketing. For example, lasofoxifene (Oporia), a partner product being developed by Pfizer received a “non-approvable” decision from the FDA. There are many reasons why we or our collaborative partners may fail in our efforts to develop our other potential products, including the possibility that:
•	preclinical testing or human studies may show that our potential products are ineffective or cause harmful side effects;

•	the products may fail to receive necessary regulatory approvals from the FDA or foreign authorities in a timely manner, or at all;

•	the products, if approved, may not be produced in commercial quantities or at reasonable costs;

•	the products, if approved, may not achieve commercial acceptance;

•	regulatory or governmental authorities may apply restrictions to our products, which could adversely affect their commercial success; or

•	the proprietary rights of other parties may prevent us or our partners from marketing the products.
     Any product development failures for these or other reasons, whether with our products or our partners’ products, may reduce our expected revenues, profits, and stock price.
Our drug development programs will require substantial additional future funding which could hurt our operational and financial condition.
     Our drug development programs require substantial additional capital to successfully complete them, arising from costs to:
•	conduct research, preclinical testing and human studies;

•	establish pilot scale and commercial scale manufacturing processes and facilities; and

•	establish and develop quality control, regulatory, marketing, sales and administrative capabilities to support these programs.
     Our future operating and capital needs will depend on many factors, including:
•	the pace of scientific progress in our research and development programs and the magnitude of these programs;

•	the scope and results of preclinical testing and human studies;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments;

•	our ability to establish additional collaborations;

•	changes in our existing collaborations;

•	the cost of manufacturing scale-up; and

•	the effectiveness of our commercialization activities.
     We currently estimate our research and development expenditures over the next three years to range between $110 million and $135 million. However, we base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include regulatory approvals, the timing of events outside our direct control such as product launches by partners and the success of such product launches, negotiations with potential strategic partners, possible sale of assets or other transactions and other factors. Any of these uncertain events can significantly change our cash requirements.
     While we expect to fund our research and development activities primarily from cash generated from AVINZA royalties to the extent possible, if we are unable to do so we may need to complete additional equity or debt financings or seek other external means of financing. These financings could depress our stock price. If additional funds are required to support our operations and we are unable to obtain them on terms favorable to us, we may be required to cease or reduce further development or commercialization of our products, to sell some or all of our technology or assets or to merge with another entity.
Our product candidates face significant regulatory hurdles prior to marketing which could delay or prevent sales.
     Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and human testing that each product is safe and effective. We and our partners have a number of products moving toward or currently in clinical trials, including lasofoxifene for which Pfizer announced receipt of non-approval letters from the FDA, and two products in Phase III trials by one of our partners involving bazedoxifene. Failure to show any product’s safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trials process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a product’s safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials. The FDA may also require additional clinical trials after regulatory approvals are received, which could be expensive and time-consuming, and failure to successfully conduct those trials could jeopardize continued commercialization.
     The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate supplies of the products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment for our trials may result in increased costs and longer development times. In addition, our collaborative partners have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.
The restatement of our consolidated financial statements has had a material adverse impact on us, including increased costs and the increased possibility of legal or administrative proceedings.
     We determined that our consolidated financial statements for the years ended December 31, 2002 and 2003, and for the first three quarters of 2004, as described in more detail in our 2004 Annual Report on Form 10-K, should be restated. As a result of these events, we have become subject to a number of additional risks and uncertainties, including:

•	We incurred substantial unanticipated costs for accounting and legal fees in 2005 in connection with the restatement. Although the restatement is complete, we expect to continue to incur unanticipated accounting and legal costs as noted below.

•	The SEC has instituted a formal investigation of the Company’s restated consolidated financial statements identified above. This investigation will likely divert more of our management’s time and attention and cause us to incur substantial costs. Such investigations can also lead to fines or injunctions or orders with respect to future activities, as well as further substantial costs and diversion of management time and attention.
Material weaknesses or deficiencies in our internal control over financial reporting could harm stockholder and business confidence on our financial reporting, our ability to obtain financing and other aspects of our business.
     As disclosed in the Company’s 2005 Annual Report on Form 10-K, management’s assessment of the Company’s internal control over financial reporting identified material weaknesses in the Company’s internal controls surrounding (i) the accounting for revenue recognition; (ii) record keeping and documentation; (iii) accounting personnel; (iv) financial statement close procedures; (v) the inability of the Company to maintain an effective independent Internal Audit Department; (vi) the existence of ineffective spreadsheet controls used in connection with the Company’s financial processes, including review, testing, access and integrity controls; (vii) the existence of accounting system access rights granted to certain members of the Company’s accounting and finance department that are incompatible with the current roles and duties of such individuals (i.e., segregation of duties); and (viii) the inability of management to properly maintain the Company’s documentation of the internal control over financial reporting during 2005 or to substantively commence the process to update such documentation and assessment until December 2005. As of December 31, 2006, these material weaknesses have been fully remediated.
     While no material weaknesses were identified as of December 31, 2006, we cannot assure you that material weaknesses will not be identified in future periods. The existence of one or more material weakness or significant deficiency could result in errors in our consolidated financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies. If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting. If we cannot produce reliable financial reports, our business and financial condition could be harmed, investors could lose confidence in our reported financial information, or the market price of our stock could decline significantly. In addition, our ability to obtain additional financing to operate and expand our business, or obtain additional financing on favorable terms, could be materially and adversely affected, which, in turn, could materially and adversely affect our business, our financial condition and the market value of our securities. Also, perceptions of us could also be adversely affected among customers, lenders, investors, securities analysts and others. Any future weaknesses or deficiencies could also hurt our ability to do business with these groups.
We may require additional money to run our business and may be required to raise this money on terms which are not favorable or which reduce our stock price.
     We have incurred losses since our inception and may not generate positive cash flow to fund our operations for one or more years. As a result, we may need to complete additional equity or debt financings to fund our operations. Our inability to obtain additional financing could adversely affect our business. Financings may not be available at all or on favorable terms. In addition, these financings, if completed, still may not meet our capital needs and could result in substantial dilution to our stockholders. For instance, in April 2002 and September 2003 we issued an aggregate of 7.7 million shares of our common stock in private placement offerings. In addition, in November 2002 we issued in a private placement $155.3 million in aggregate principal amount of our 6% convertible subordinated notes due 2007, that converted into approximately 25.1 million shares of our common stock. The conversion of all of the notes was completed in November 2006.
     If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or drug development programs, or our marketing and sales initiatives. We may also be required to liquidate our business or file for bankruptcy protection. Alternatively, we may be forced to attempt to continue development by entering into arrangements with collaborative partners or others that require us to relinquish some or all of our rights to technologies or drug candidates that we would not otherwise relinquish.

We rely heavily on collaborative relationships and termination of any of these programs could reduce the financial resources available to us, including research funding and milestone payments.
     Our strategy for developing and commercializing many of our potential products, including products aimed at larger markets, includes entering into collaborations with corporate partners, licensors, licensees and others. These collaborations provide us with funding and research and development resources for potential products for the treatment or control of metabolic diseases, hematopoiesis, women’s health disorders, inflammation, cardiovascular disease, cancer and skin disease, and osteoporosis. These agreements also give our collaborative partners significant discretion when deciding whether or not to pursue any development program. Our collaborations may not continue or be successful.
     In addition, our collaborators may develop drugs, either alone or with others, that compete with the types of drugs they currently are developing with us. This would result in less support and increased competition for our programs. If products are approved for marketing under our collaborative programs, any revenues we receive will depend on the manufacturing, marketing and sales efforts of our collaborators, who generally retain commercialization rights under the collaborative agreements. Our current collaborators also generally have the right to terminate their collaborations under specified circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements will be delayed or terminated.
     We may have disputes in the future with our collaborators, including disputes concerning which of us owns the rights to any technology developed. For instance, we were involved in litigation with Pfizer, which we settled in April 1996, concerning our right to milestones and royalties based on the development and commercialization of droloxifene. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.
Challenges to or failure to secure patents and other proprietary rights may significantly hurt our business.
     Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our potential products both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file, or, if issued, may not provide sufficient protection.
     Our patent position, like that of many biotech and pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us.
     Any conflicts resulting from the patent rights of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection.
     We have had and will continue to have discussions with our current and potential collaborators regarding the scope and validity of our patents and other proprietary rights. If a collaborator or other party successfully establishes that our patent rights are invalid, we may not be able to continue our existing collaborations beyond their expiration. Any determination that our patent rights are invalid also could encourage our collaborators to terminate their agreements where contractually permitted. Such a determination could also adversely affect our ability to enter into new collaborations.
     We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others’ rights. If litigation results, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor’s rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.
     We also rely on unpatented trade secrets and know-how to protect and maintain our competitive position. We require our employees, consultants, collaborators and others to sign confidentiality agreements when they begin their relationship with us. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our competitors may independently discover our trade secrets.
Third party intellectual property may prevent us or our partners from developing our potential products and we may owe a portion of any payments we receive from our collaboration partners to one or more third parties.
     Our success will depend on our ability and the ability of our partners to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. In addition, disputes with licensors under our license agreements may arise which could result in additional financial liability or loss of important technology and potential products and related revenue, if any. Further, the manufacture, use or sale of our potential products or our partners’ products or potential products may infringe the patent rights of others. This could impact AVINZA, eltrombopag, Bazedoxifene, lasofoxifene, LGD-4665 and any other products or potential products of ours or our partners.
     Several drug companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others have filed patent applications and received patents that conflict with patents or patent applications we have licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our potential products. For example, US patent applications may be kept confidential while pending in the Patent and Trademark Office and patent applications filed in foreign countries are often first published six months or more after filing.
     While we periodically receive communications or have conversations with the owners of other patents or other intellectual property, none of these third parties have directly threatened an action or claim against us other than the Salk claim described herein. If others obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.
Our legacy commercial businesses expose us to product liability risks and we may not have sufficient insurance to cover any claims.
     We completed the sale of our commercial businesses in February 2007. Nevertheless, products we sold prior to divesting these businesses expose us to potential product liability risks. For example, such products may need to be recalled to address regulatory issues. A successful product liability claim or series of claims brought against us could result in payment of significant amounts of money and divert management’s attention from running our business.
     In addition, some of the compounds we are investigating may be harmful to humans. For example, retinoids as a class are known to contain compounds which can cause birth defects. We may not be able to maintain our insurance on acceptable terms, or our insurance may not provide adequate protection in the case of a product liability claim. To the extent that product liability insurance, if available, does not cover potential claims, we will be required to self-insure the risks associated with such claims. We believe that we carry reasonably adequate insurance for product liability claims.
We use hazardous materials which requires us to incur substantial costs to comply with environmental regulations.
     In connection with our research and development activities, we handle hazardous materials, chemicals and various radioactive compounds. To properly dispose of these hazardous materials in compliance with environmental regulations, we are required to contract with third parties at substantial cost to us. Our annual cost of compliance with these regulations is approximately $0.7 million. We cannot completely eliminate the risk of accidental contamination or injury from the handling and disposing of hazardous materials, whether by us or by our third-party contractors. In the event of any accident, we could be held liable for any damages that result, which could be significant. We believe that we carry reasonably adequate insurance for toxic tort claims.
Our shareholder rights plan and charter documents may hinder or prevent change of control transactions.
     Our shareholder rights plan and provisions contained in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership. In addition, our Board of Directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership. If changes in our ownership are discouraged, delayed or prevented, it would be more difficult for our current Board of Directors to be removed and replaced, even if you or our other stockholders believe that such actions are in the best interests of us and our stockholders.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under this prospectus.
SELLING STOCKHOLDERS
     The following table sets forth information with respect to the selling stockholders and the 49,559 shares of our common stock that they may offer and sell under this prospectus. Each of the selling stockholders named below acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan.
     The following table sets forth with respect to each selling stockholder, based upon information available to us as of June 15, 2007, which shares may be sold in this offering, the number of shares of common stock owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding shares of common stock that will be owned after the sale of the registered shares of common stock assuming the sale of all of the registered shares of common stock. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as set forth in the table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholder sells all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

	Number of		Number of Shares
	Shares	Number of	Owned After the
	Beneficially	Shares	Offering
Name	Owned	Registered	Number	Percent
Ronald M. Evans, Ph.D.(1)	212,117	15,000	197,117	*

John Groom(2)	111,340	16,237	95,103	*

Osvaldo Humberto Viveros(3)	6,736	2,625	4,111	*

Daniel S. Loeb(2)	2,027,378	2,378	2,025,000	2.07%
Jeffrey R. Perry(2)	29,584	2,378	27,206	*
Brigette Roberts, M.D.(2)	22,378	2,378	20,000	*
Carl C. Peck, M.D.(2)	105,322	2,378	102,944	*
Michael A. Rocca(2)	96,475	3,676	92,799	*
John W. Kozarich, Ph.D.(2)	61,030	2,378	58,652	*
Terry Uhlenkott(3)	630	131	499	*

*	less than one percent.

(1)	For a discussion of Dr. Evan’s relationship with Ligand, please refer to Item 1 “Business – Academic Collaborations – The Salk Institute of Biological Studies” in our annual report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2007.

(2)	Messrs. Groom, Loeb and Rocca and Drs. Roberts and Peck are former members of our Board of Directors. Mr. Perry and Dr. Kozarich are current members of our Board of Directors. Please refer to the sections entitled “Compensation Discussion and Analysis” and “Certain Relationships and Related Transactions” in our definitive proxy statement filed with the Securities and Exchange Commission on April 27, 2007, for a discussion of the relationship between each of these individuals and us.

(3)	Former employee of Ligand.

PLAN OF DISTRIBUTION
     Who may sell and applicable restrictions. The selling stockholders may be offering and selling all shares offered and sold under this prospectus. Alternatively, the selling stockholders may from time to time offer the shares through brokers, dealers or agents that may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any profits on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
     Manner of sales. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on one or more exchanges, in the over-the-counter markets, or otherwise. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule. The selling stockholders may decide not to sell any of the shares offered under this prospectus, and selling stockholders may transfer, devise or gift these shares by other means.
     Prospectus delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:
•	the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

•	the aggregate amount and type of shares being offered;

•	the price at which the shares were sold and other material terms of the offering;

•	any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or paid to dealers; and

•	that any participating broker-dealers did not conduct any investigation to verify the information set out or incorporated in this prospectus by reference.
     The prospectus supplement or a post-effective amendment will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.
     Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses and legal and accounting fees. Each selling stockholder will pay its own brokerage and legal fees, if any.
     Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material fact or to omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances them existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.
LEGAL MATTERS
     The validity of the common stock being offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California.

EXPERTS
     The consolidated financial statements and schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
INDEMNIFICATION
     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.
     In March 2007, we entered into an indemnity fund agreement with Dorsey & Whitney LLP (“Dorsey”), counsel to our independent directors and to the audit committee of the board of directors. Under this agreement, we established in a Dorsey trust account a $10 million indemnity fund (the “Fund”) to support our existing indemnification obligations to continuing and departing directors in connection with the ongoing SEC investigation and related matters (the “Legacy Liabilities”). The indemnity fund agreement provides that the Fund may be disbursed by Dorsey on behalf of the directors to pay indemnified claims against the Legacy Liabilities, provided that we shall approve any such disbursements for Legacy Liabilities other than the SEC investigation.
     Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. Pursuant to this provision, we have entered into indemnity agreements with each of our directors and officers.
     In addition, our certificate of incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
     Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors or officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in that Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed with the SEC a Post-Effective Amendment No. 2 on Form S-8 to Form S-1 Registration Statement under the Securities Act with respect to the shares of common stock offered by this prospectus. A copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) will be provided by us without charge to any person (including any beneficial owner) to whom this prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to Ligand Pharmaceuticals Incorporated, 10275 Science Center Drive, San Diego, California 92121. Our telephone number is (858) 550-7500.
     We are also subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the SEC. You can inspect and copy reports and other information filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the SEC.
     You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.
     The following documents which we filed with the SEC are incorporated by reference into this prospectus:
     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007.
     (b) Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2007, filed with the SEC on May 23, 2007.
     (c) Our Current Reports on Form 8-K filed with the SEC on January 5, 2007, January 16, 2007, February 6, 2007, February 28, 2007, March 5, 2007, March 20, 2007, March 23, 2007, March 29, 2007, March 30, 2007, May 4, 2007 and May 21, 2007.
     (d) Our proxy statement for our 2007 annual meeting of stockholders, filed with the SEC on April 27, 2007.
     (e) All other reports which we filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above.
     (f) The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on November 21, 1994, including any amendment or report filed for the purpose of updating such description.
     (g) The description of our Preferred Shares Purchase Rights contained in our Registration Statement on Form 8-A filed with the SEC on October 17, 2006 including any amendment or report filed for the purpose of updating such description.
     All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment hereto, which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

     For purposes of this Registration Statement, any document or any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a subsequently filed document or a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such document or such statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. Under no circumstances will any information filed under current items 2.02 or 7.01 of Form 8-K be deemed incorporated herein by reference unless such Form 8-K expressly provides to the contrary. Subject to the foregoing, all information appearing in this Registration Statement is so qualified in its entirety by the information appearing in the documents incorporated by reference.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
The following documents which we filed with the SEC are incorporated by reference into this registration statement:
     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007.
     (b) Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2007, filed with the SEC on May 23, 2007.
     (c) Our Current Reports on Form 8-K filed with the SEC on January 5, 2007, January 16, 2007, February 6, 2007, February 28, 2007, March 5, 2007, March 20, 2007, March 23, 2007, March 29, 2007, March 30, 2007, May 4, 2007 and May 21, 2007.
     (d) Our proxy statement for our 2007 annual meeting of stockholders, filed with the SEC on April 27, 2007.
     (e) All other reports which we filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above.
     (f) The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on November 21, 1994, including any amendment or report filed for the purpose of updating such description.
     (g) The description of our Preferred Shares Purchase Rights contained in our Registration Statement on Form 8-A filed with the SEC on October 17, 2006 including any amendment or report filed for the purpose of updating such description.
          All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment hereto, which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.
          For purposes of this Registration Statement, any document or any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a subsequently filed document or a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such document or such statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. Under no circumstances will any information filed under current items 2.02 or 7.01 of Form 8-K be deemed incorporated herein by reference unless such Form 8-K expressly provides to the contrary. Subject to the foregoing, all information appearing in this Registration Statement is so qualified in its entirety by the information appearing in the documents incorporated by reference.
     Item 4. Description of Securities.
     Not applicable.
     Item 5. Interests of Named Experts and Counsel.

     Not applicable.
     Item 6. Indemnification of Directors and Officers.
          Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.
          In March 2007, we entered into an indemnity fund agreement with Dorsey & Whitney LLP (“Dorsey”), counsel to our independent directors and to the audit committee of the board of directors. Under this agreement, we established in a Dorsey trust account a $10 million indemnity fund (the “Fund”) to support our existing indemnification obligations to continuing and departing directors in connection with the ongoing SEC investigation and related matters (the “Legacy Liabilities”). The indemnity fund agreement provides that the Fund may be disbursed by Dorsey on behalf of the directors to pay indemnified claims against the Legacy Liabilities, provided that we shall approve any such disbursements for Legacy Liabilities other than the SEC investigation.
          Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. Pursuant to this provision, we have entered into indemnity agreements with each of our directors and officers.
          In addition, our certificate of incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
     Item 7. Exemption from Registration Claimed.
          The securities that are to be reoffered or resold pursuant to this registration statement were issued by us pursuant to our 2002 Stock Incentive Plan in transactions that were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereto and or Rule 701 thereunder.
     Item 8. Exhibits.
     The following are the exhibits required by Item 601 of Regulation S-K:

Exhibit
Number
4.1*	Specimen stock certificate for shares of Common Stock of the registrant.

5.1	Opinion of Latham & Watkins LLP.

10.1**	2002 Stock Incentive Plan (as amended effective May 31, 2007).

10.268***	2002 Employee Stock Purchase Plan, dated July 1, 2002 (as amended through June 30, 2003).

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of BDO Seidman, LLP.

24.1	Power of Attorney (included on page II-4 of this registration statement).

*	Incorporated by reference to the same numbered exhibit filed with the registrant’s registration statement on Form S-1 (No. 33-47257) filed on April 16, 1992, as amended.

**	Incorporated by reference to Appendix A to the registrant’s definitive proxy statement (File No. 001-33093) filed on April 27, 2007.

***	Incorporated by reference to the same numbered exhibit filed with the registrant’s annual report on Form 10-K for the year ended December 31, 2003 (File No. 000-20720) filed on March 12, 2004.
     Item 9. Undertakings.
     (a) The undersigned registrant hereby undertakes:
      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant, Ligand Pharmaceuticals Incorporated, a Delaware corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 18th day of June, 2007.

Ligand Pharmaceuticals Incorporated
By:	/s/ John L. Higgins
John L. Higgins
President and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint John L. Higgins and John P. Sharp, with full power of substitution and resubstitutions and full power to act without the other, his or her true and lawful attorneys-in-fact and agents to act for him or her in his or her name, place or stead, in any and all capacities, to sign any amendments to this registration statement on Form S-8 (including post-effective amendments) and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to each attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he or she might or could do in person, and ratifying and confirming all that the attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John L. Higgins	President, Chief Executive Officer	June 18, 2007

John L. Higgins	and Director (Principal Executive Officer)

/s/ John P. Sharp	Vice President of Finance and Chief Financial Officer	June 18, 2007

John P. Sharp	(Principal Financial and Accounting Officer)

/s/ Jason M. Aryeh	Director	June 18, 2007

Jason M. Aryeh

/s/ Todd C. Davis	Director	June 18, 2007

Todd C. Davis

/s/ Elizabeth M. Greetham	Director	June 18, 2007

Elizabeth M. Greetham

/s/ David M. Knott	Director	June 18, 2007

David M. Knott

/s/ John W. Kozarich	Director	June 18, 2007

John W. Kozarich

/s/ Jeffrey R. Perry	Director	June 18, 2007

Jeffrey R. Perry

INDEX TO EXHIBITS

Exhibit
Number
4.1*	Specimen stock certificate for shares of Common Stock of the registrant.

5.1	Opinion of Latham & Watkins LLP.

10.1**	2002 Stock Incentive Plan (as amended effective May 31, 2007).

10.268***	2002 Employee Stock Purchase Plan, dated July 1, 2002 (as amended through June 30, 2003).

23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2	Consent of BDO Seidman, LLP.

24.1	Power of Attorney (included on page II-4 of this registration statement).

*	Incorporated by reference to the same numbered exhibit filed with the registrant’s registration statement on Form S-1 (No. 33-47257) filed on April 16, 1992, as amended.

**	Incorporated by reference to Appendix A to the registrant’s definitive proxy statement (File No. 001-33093) filed on April 27, 2007.

***	Incorporated by reference to the same numbered exhibit filed with the registrant’s annual report on Form 10-K for the year ended December 31, 2003 (File No. 000-20720) filed on March 12, 2004.